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                        OHIO POWER COMPANY
                        COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 22977
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
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                             CONTENTS



                                                          Page
Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2
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                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                    STATEMENTS OF TRANSFER FEE BILLINGS
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
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                                     July 1995                       August 1995                     September 1995
                             Tons      Fee        Amount    Tons         Fee       Amount    Tons        Fee        Amount
                                    (per ton)     (000)               (per ton)    (000)              (per ton)      (000)

SERVICE TO AFFILIATES

  Indiana Michigan Power
  Company and AEP Generating
  Company:
    Rockport Plant . . . .   853,307   $1.55      $1,323      872,249   $1.55      $1,352      888,058   $1.39       $1,234

SERVICE TO NON-AFFILIATES    250,777    1.12         281      213,002    1.12         240      248,954    1.27          317

    TOTAL. . . . . . . . . 1,104,084              $1,604    1,085,251              $1,592    1,137,012               $1,551
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                            OHIO POWER COMPANY
                            COOK COAL TERMINAL
                         SUMMARY OF COSTS INCURRED
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
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                                                                    Three
                                                                    Months
                                  July      August     September    Ended
                                  1995       1995         1995     9/30/95
                                              (in thousands)
Rents. . . . . . . . . . . . . . $  594     $  592      $  588     $1,774
Labor-UMW* . . . . . . . . . . .    153        151         182        486
Benefits-UMW*. . . . . . . . . .    103         96         170        369
Salaries and Benefits-Nonunion .     53         51          79        183
Material & Supplies. . . . . . .     56         85         117        258
Billed Services. . . . . . . . .     19         93         100        212
Taxes**. . . . . . . . . . . . .     57         59          61        177
Administrative and General . . .    197        173         207        577
Electricity. . . . . . . . . . .     85         77          79        241
Cost-of-Capital. . . . . . . . .     24         60          50        134

          Total. . . . . . . . . $1,341     $1,437      $1,633     $4,411


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in employee benefits.
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